Dykema Gossett PLLC

Suite 300

39577 Woodward Avenue

Bloomfield Hills, Michigan 48304

WWW.DYKEMA.COM

Tel: (248) 203-0700

Fax: (248) 203-0763

D. Richard McDonald

Direct Dial: (248) 203-0859

Email: DRMCDONALD@DYKEMA.COM

August 23, 2011

Ms. Stephani Bouvet

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.

Form 10-K For the Fiscal Year Ended December 31, 2010

Filed on March 3, 2011

File No. 000-22903

Dear Ms. Bouvet:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated August 19, 2011 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed on March 3, 2011. This letter will confirm our telephone conversation of August 23, 2011 authorizing an extension of an additional 10 business days for the Company to respond to the Staff’s comment letter. Thank you for your assistance.

Very truly yours,

DYKEMA GOSSETT PLLC

D. Richard McDonald

cc:	Daniel M. Moore

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